Mail Stop 4561

November 5, 2007

VIA U.S. MAIL AND FAX (505) 989-8156

Mr. Garrett Thornburg
Chief Executive Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

 Re: **Thornburg Mortgage, Inc.**
 Form 10-K for the year ended December 31, 2006
 Filed March 1, 2007
 File No. 1-11914

Dear Mr. Thornburg:

 We have completed our review of your Form 10-K and do not, at this time, have any further comments.

 Sincerely,

 Daniel L. Gordon
 Branch Chief